SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI EXPANDS EASYFUEL™ PROGRAM IN PERU

Initial Orders for Infrastructure to Reach Approximately $500,000

Fort Lee, NJ – January 10, 2006 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV) a global leader in contactless microprocessor-based smart card solutions, today announced the installation of its EasyFuel™ wireless petroleum payment solution at gas stations in central Peru. OTI is marketing EasyFuel with Automation Service S.A.C. (ASSAC), a Peruvian company dedicated to the development of solutions for the administration of stations and the control of fleets utilizing the EasyFuel system. OTI’s EasyFuel™ wireless petroleum payment solution will automate the distribution of both fuel and oil.

After a successful pilot program, Minera Yanacocha S.R.L., the largest gold producer in South America, has signed a contract to implement the EasyFuel system on their fleet. This includes the upgrade of vehicles currently equipped with OTI’s FuelMaster. The system will increase service speed at the pump, help eliminate fraud and increase the efficiencies of fleet management.

Oded Bashan, President and CEO, OTI, commented, “We are pleased to be expanding our EasyFuel program in Peru. The increasing adoption of EasyFuel validates the many benefits it provides to both petroleum vendors and fleet operators. The system is cost-effective, easy to install, and allows fleet managers to have better control of their expenses at the pump. We are happy to be working with ASSAC and look forward to further expanding the availability of EasyFuel in Peru.”

Marco Moscoso General Director of ASSAC Automaton Service S.A.C., said, “We are delighted to be working with OTI, the leader in contactless card solutions. The Minera Yanacocha project is the largest and most important EasyFuel project we have signed to date in Peru and their adoption of the product demonstrates its importance to fleet operators in the region. OTI’s innovative solutions designed specifically for the petroleum market permits fleet managers to utilize the latest technology to better manage their business. We look forward to leveraging this relationship and expanding the availability of OTI’s EasyFuel system to additional stations and fleets throughout Peru.”

The EasyFuel wireless solution represents the next generation of OTI’s gasoline management system. It is a completely wireless solution for gas stations that dramatically reduces installation and maintenance costs, allowing for quick and easy deployment, with a rapid return on investment. The system is based on OTI’s patented technology that allows RFID smart tags to work in both short and long-range situations.

The EasyFuel system has built-in benefits for the oil companies and commercial fleet operators. Fleet companies eliminate non-authorized fueling and receive comprehensive billing and detailed operating information. Operators can take advantage of the system’s pay-at-the-pump capabilities and benefit from built-in loyalty programs. By controlling the distribution of fuel electronically, fraud is greatly reduced while significantly decreasing the total service time. The system also allows for 24-hour non-attendant sales and greater in-store purchases.

Several major oil companies, including BP and Repsol, and many large commercial fleet operators have adopted OTI’s solution for petroleum payment and fleet management in Africa, South America, and Europe.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

For more information about Automation Service S.A.C. (ASSAC), visit www.assac.com.pe

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	David Pasquale/Denise Roche
Director of Corporate Communications	5W Public Relations	The Ruth Group
201 944 5200 ext. 111	212 999 5585	646 536 7006/8
galit@otiglobal.com	ahandelsman@5wpr.com	dpasquale@theruthgroup.com
droche@theruthgroup.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: January 10th, 2006